                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)




                                  iVILLAGE INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                    46588H105
                                 (CUSIP Number)


                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                              STEVEN A. HOBBS, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 878-8000




             (Date of event which requires filing of this statement)



/ /      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g).

                         (Continued on following pages)

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  2
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       HEARST COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       CO
================================================================================

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  3
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       HEARST MAGAZINES PROPERTY, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       CO
================================================================================

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  4
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       COMMUNICATIONS DATA SERVICES, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       IOWA
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       CO
================================================================================

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  5
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       CO
================================================================================

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  6
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       THE HEARST CORPORATION
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       CO
================================================================================

--------------------                                               -------------
CUSIP No. 46588H105                    13D                           Page  7
--------------------                                               -------------

================================================================================
  1.   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
  3.   SEC USE ONLY


--------------------------------------------------------------------------------
  4.   SOURCES OF FUNDS
       OO

--------------------------------------------------------------------------------
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) OR 2(e)
                                                                             / /
--------------------------------------------------------------------------------
  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
  NUMBER OF
    UNITS          -------------------------------------------------------------
 BENEFICIALLY      8.   SHARED VOTING POWER
   OWNED BY             16,271,615
     EACH
  REPORTING        -------------------------------------------------------------
 PERSON WITH       9.   SOLE DISPOSITIVE POWER

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        16,271,615

--------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       16,271,615

--------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          /x/
--------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30%

--------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON
       OO (testamentary trust)
================================================================================

                                  SCHEDULE 13D

ITEM 1        SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of iVillage Inc., a Delaware corporation (the "Issuer"), with principal executive offices located at 500-512 Seventh Avenue, New York, New York 10018.

ITEM 2        IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is being filed jointly by Hearst Communications, Inc., a Delaware corporation ("Hearst Communications"), Hearst Magazines Property, Inc., a Nevada corporation ("Hearst Magazines"), Communications Data Services, Inc., an Iowa corporation ("CDS"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust" and together with Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst, the "Reporting Persons").

         Hearst, together with its various subsidiaries, is one of the world's largest diversified communications companies, with interests in newspaper, magazine, television and radio broadcasting, cable network programming, newspaper features distribution, television production and distribution, and new media activities. All of Hearst's issued and outstanding common stock is owned by the Trust. The location of Hearst's principal offices is 959 Eighth Avenue, New York, New York 10019. The location of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106.

         Hearst Holdings is a Delaware corporation and a wholly-owned subsidiary of Hearst. The principal executive offices of Hearst Holdings are located at 959 Eighth Avenue, New York, New York 10019.

         CDS is an Iowa corporation and a wholly-owned subsidiary of Hearst Holdings. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315.

         Hearst Magazines is a Nevada corporation and a wholly-owned subsidiary of CDS. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830.

         Hearst Communications is a Delaware corporation and a subsidiary of Hearst Magazines and Hearst Holdings. The principal executive offices of Hearst Communications are located at 959 Eighth Avenue, New York, NY 10019.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         (d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Schedule I hereto sets forth the citizenship of each of the directors and executive officers of Hearst, Hearst Holdings, CDS, Hearst Magazines, Hearst Communications and the Trustees of the Trust.

ITEM 4        PURPOSE OF THE TRANSACTION

         On February 5, 2001, the Issuer, Stanhope Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer, and Women.com Networks, Inc., a Delaware corporation ("WNI"), entered into an Agreement and Plan of Merger (the "Agreement and Plan of Merger"), a copy of which is attached hereto as Exhibit 99.1, pursuant to which the Issuer will acquire all outstanding shares of common stock, par value $0.001 per share of WNI (the "WNI Common Stock").

         In connection with the transactions contemplated by the Agreement and Plan of Merger, Hearst Communications entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated February 5, 2001 with the Issuer, a copy of which is attached hereto as Exhibit 99.2. Pursuant to the Securities Purchase Agreement the Issuer (i) agreed to sell and issue to Hearst Communications, and Hearst Communications agreed to purchase from the Issuer, 9,324,000 shares of Common Stock (the "Purchase Shares"), and (ii) agreed to issue a warrant (the "Warrant"), to Hearst Communications which will be exercisable for up to 2,100,000 additional shares of Common Stock (the "Warrant Shares"), for an aggregate purchase price (the "Purchase Price"), of Twenty Million Dollars ($20,000,000) at the closing of the merger (the "Merger"), as contemplated by the Agreement and Plan of Merger.

ITEM 5        INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of February 5, 2001, the Reporting Persons owned 21,576,447 shares of WNI Common Stock (the "Securities"). Hearst Communications is the direct beneficial owner of the Securities. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Securities. Hearst Magazines has the power to direct the voting and disposition of the Securities as the controlling shareholder of Hearst Communications. CDS has the power to direct the voting and disposition of the Securities as the sole shareholder of Hearst Magazines. Hearst Holdings has the power to direct the voting and disposition of the Securities as the sole stockholder of CDS. The Trust and Hearst have the power to direct the voting and disposition of the Securities as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, Hearst Communications shares the power to direct the voting and disposition of the Securities beneficially owned by it, and Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust share the power to direct the voting and disposition of the Securities beneficially owned by Hearst Communications.

         Pursuant to the Agreement and Plan of Merger, at the effective time of the Merger, each share of WNI Common Stock issued and outstanding will be cancelled and converted into 0.322 shares of Common Stock, and as a result the Securities will be converted into 6,947,615 shares of Common Stock (the "Merger Stock"). In connection with the Merger, the Issuer intends to offer to all stockholders of WNI, pursuant to a registered rights offering, the opportunity to purchase a pro rata portion (based on their ownership of WNI's outstanding shares) of the Purchase Shares and the Warrant (the "Rights Offering"). In the event WNI stockholders do participate in the Rights Offering, (i) the number of Purchase Shares and the number of Warrant Shares will be reduced, on a one-for-one basis, by the number of Purchase Shares and Warrant Shares purchased by WNI stockholders (other than Hearst Communications) in the Rights Offering, and (ii) the Purchase Price will be reduced by the amount received by the Issuer from WNI's stockholders (other than Hearst Communications) pursuant to the Rights Offering.

         If none of WNI's stockholders participate in the Rights Offering, at the closing of the Merger the Reporting Persons will own (i) the Merger Stock and the Purchase Shares (collectively, the Merger Stock and Purchase Shares, the "Hearst Shares"), which together will represent an aggregate 16,271,615 shares of Common Stock, and (ii) the Warrant to purchase the Warrant Shares. Accordingly, at the closing of the Merger, Hearst Communications will be the direct beneficial owner of the Hearst Shares. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust may be deemed to beneficially own the Hearst Shares at such time. Hearst Magazines will have the power to direct the voting and disposition of the Hearst Shares as the controlling shareholder of Hearst Communications. CDS will have the power to direct the voting and disposition of the Hearst Shares as the sole shareholder of Hearst Magazines. Hearst Holdings will have the power to direct the voting and disposition of the Hearst Shares as the sole stockholder of CDS. The Trust and Hearst will have the power to direct the voting and disposition of the Hearst Shares as the direct or indirect sole stockholders of Hearst and Hearst Holdings, respectively. Accordingly, for purposes of this Statement: (i) Hearst Communications is reporting that effective as of the closing of the Merger and assuming none of WNI's stockholders participate in the Rights Offering, it will share the power to direct the voting and disposition of a total of 16,271,615 shares of Common Stock beneficially owned by it and (ii) Hearst Magazines, CDS, Hearst Holdings, Hearst and the Trust are reporting that they will share the power to direct the voting and disposition of the 16,271,615 shares of Common Stock beneficially owned by Hearst Communications, representing approximately 30% of the as adjusted shares of Common Stock estimated to be outstanding at the closing of the Merger. In addition, at the closing of the Merger the Reporting Persons will own the Warrant to purchase the Warrant Shares. Until the date of exercise of the Warrant in accordance with its terms, the Reporting Persons disclaim beneficial ownership of the Warrant Stock.

         (c) In connection with the Merger, the Issuer and Hearst Communications will enter into a Stockholder Agreement (the "Stockholder Agreement"), effective as of the closing of the Merger, a copy of which is attached hereto as Exhibit C to Exhibit 99.2. The Stockholder Agreement provides, among other things, that:
(i) Hearst Communications and its affiliates may not acquire any shares of Common Stock (or securities, options, warrants or other rights convertible into or exchangeable for Common Stock) if the effect of such acquisition would be that the actual outstanding shares of Common Stock owned by Hearst Communications and its affiliates exceeds thirty-five percent (35%), reduced for shares of Common Stock acquired by WNI's stockholders in the Rights Offering;
(ii) Hearst Communications and its affiliates must vote a specified number of shares of Common Stock at Issuer stockholder meetings as recommended by the Issuer's Board of Directors (which recommendation must include all non-Hearst directors), with such number of shares being the excess of (A) Common Stock (or securities, options, warrants or other rights convertible into or exchangeable for Common Stock) held by Hearst Communications and its affiliates, over (B) that number of shares of Common Stock equal to twenty-five percent (25%) of the Issuer's Common Stock on a fully-diluted basis; and (iii) at the closing of the Merger, the Issuer's Board of Directors will be fixed at ten (10) members, of which three (3) members will be Hearst Communications designees, and five (5) members will be independent. Thereafter, for as long as Hearst Communications and its affiliates own at least eighty percent (80%) of a "Threshold Amount" of shares of the Issuer, it will be entitled to nominate three (3) directors. The "Threshold Amount" of shares of the Issuer will be thirty-five percent (35%) of the Issuer's Common Stock on a fully-diluted basis, reduced for shares of Common Stock acquired by WNI stockholders in the Rights Offering. For as long as Hearst Communications and its affiliates own less than eighty percent (80%) but at least sixty-six percent (66%) of the Threshold Amount, Hearst Communications will be entitled to nominate two (2) directors. For as long as Hearst Communications and its affiliates own less than sixty-six percent (66%) of the Threshold Amount but more than ten percent (10%) of the Issuer's Common Stock on a fully diluted basis, Hearst Communications will be entitled to nominate one
(1) director.

         (d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Hearst Shares.

         (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Agreement and Plan of Merger, Securities Purchase Agreement, Stockholder Agreement and the Warrant described in Item 4 and Item 5 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       HEARST COMMUNICATIONS, INC.



                                       By: /s/ James M. Asher
                                           --------------------
                                           Name: James M. Asher
                                           Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       HEARST MAGAZINES PROPERTY, INC.



                                       By: /s/ James M. Asher
                                           --------------------
                                           Name: James M. Asher
                                           Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       COMMUNICATIONS DATA SERVICES, INC.



                                       By: /s/ James M. Asher
                                           --------------------
                                           Name: James M. Asher
                                           Title: Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       HEARST HOLDINGS, INC.


                                       By: /s/ James M. Asher
                                           --------------------
                                           Name: James M. Asher
                                           Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       THE HEARST CORPORATION



                                       By: /s/ James M. Asher
                                           --------------------
                                           Name: James M. Asher
                                           Title: Senior Vice President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 15, 2001


                                       THE HEARST FAMILY TRUST



                                       By: /s/ Mark F. Miller
                                           --------------------
                                           Name: Mark F. Miller
                                           Title: Trustee

                                   SCHEDULE I


         Set forth below is the name and the present principal occupation or employment of each director and executive officer of Hearst Communications, Hearst Magazines, CDS, Hearst Holdings and Hearst. Trustees of the Trust are identified by an asterisk. Unless otherwise indicated, each person identified below is employed by Hearst Communications, an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Communications and Hearst Holdings, and unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The address of the Office of the Trust is 888 Seventh Avenue, New York, New York 10106. The principal executive offices of CDS are located at 1901 Bell Avenue, Des Moines, Iowa 50315. The principal executive offices of Hearst Magazines are located at 2 Sound View Drive, Greenwich, Connecticut 06830. Unless otherwise indicated, all persons identified below are United States citizens.

NAME                              PRESENT OFFICE/PRINCIPAL
----                              OCCUPATION OR EMPLOYMENT
                                  ------------------------
Hearst Communications
---------------------

George R. Hearst, Jr.*            Chairman of the Board, Chairman of Executive Committee,
                                  Director

Frank A. Bennack, Jr.*            President, Chief Executive Officer, Director

Victor F. Ganzi*                  Executive Vice President, Chief Operating Officer,
                                  Director

James M. Asher                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)              Director; President and Chief Executive Officer: Hearst-Argyle
                                  Television, Inc.

Cathleen P. Black                 Senior Vice President, President: Hearst Magazines Division,
                                  Director

Millicent H. Boudjakdji*          Director

John G. Conomikes*                Senior Vice President, Director

Richard E. Deems* (2)             Director

Ronald J. Doerfler                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                   Vice President, President: Hearst Magazines International Division

Austin Hearst (3)                 Director; Vice President: Hearst Entertainment Distribution
                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*              Director

William R. Hearst, III* (4)       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                  Vice President, Controller

George B. Irish                   Senior Vice President, President: Hearst Newspapers Division,
                                  Director

Raymond E. Joslin                 Senior Vice President, President: Hearst Entertainment and
                                  Syndication Group Administrative Division, Director

Jodie W. King                     Vice President, Secretary

Harvey L. Lipton* (2)             Director

Richard P. Malloch                Vice President, President: Hearst Business Media Group
                                  Administrative Division

Terence G. Mansfield (5)(6)       Director, Vice President; Managing Director: The National Magazine
                                  Co., Ltd.

Gilbert C. Maurer* (2)            Director

Mark F. Miller*                   Vice President; Executive Vice President: Hearst Magazines
                                  Division, Director

Bruce L. Paisner (3)              Vice President, Executive Vice President: Hearst Entertainment and
                                  Syndication Group Administrative Division

Raymond J. Petersen*              Director, Executive Vice President: Hearst Magazines Division

Virginia Hearst Randt*            Director

Debra Shriver                     Vice President

Alfred C. Sikes                   Vice President, President: Hearst Interactive Media Division

Jonathan E. Thackeray             Vice President


Hearst Magazines
----------------

Frank A. Bennack, Jr.*            Director

Victor F. Ganzi*                  Director

George J. Green                   President, Treasurer; President: Hearst Magazines International
                                  Division, Hearst Communications, Inc.

James M. Asher                    Vice President

Ronald J. Doerfler                Vice President

Jodie W. King                     Vice President, Secretary

Jonathan E. Thackeray             Vice President

John A. Rohan, Jr.                Vice President


CDS
---

Donald F. Ross                    Chairman of the Board, Director

Scott Weis                        President

James M. Asher                    Vice President
Kenneth J. Barloon                Vice President, Controller, Chief Financial Officer

Cathleen P. Black                 Director; President: Hearst Magazines Division, Hearst
                                  Communications, Inc.

Ronald J. Doerfler                Vice President

Chris Holt                        Vice President

Thomas J. Hughes                  Vice President

Jodie W. King                     Vice President, Secretary

Dennis Luther                     Vice President

Paul McCarthy                     Vice President

Mark F. Miller*                   Director, Vice President; Executive Vice President: Hearst
                                  Magazines Division, Hearst Communications, Inc.

Tim Plimmer                       Vice President

Lynn Reinicke                     Vice President

John A. Rohan, Jr.                Director, Treasurer


Hearst Holdings
---------------

George R. Hearst, Jr.*            Chairman of the Board, Chairman of Executive Committee,
                                  Director

Frank A. Bennack, Jr.*            President, Chief Executive Officer, Director

Victor F. Ganzi*                  Executive Vice President, Chief Operating Officer,
                                  Director

James M. Asher                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)              Director; President and Chief Executive Officer: Hearst-Argyle
                                  Television, Inc.

Cathleen P. Black                 Senior Vice President, Director; President: Hearst Magazines
                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*          Director

John G. Conomikes*                Senior Vice President, Director

Richard E. Deems* (2)             Director

Ronald J. Doerfler                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                   Vice President;  President: Hearst Magazines International Division,
                                  Hearst Communications, Inc.

Austin Hearst (3)                 Director; Vice President: Hearst Entertainment Distribution
                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*              Director

William R. Hearst, III* (4)       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                  Vice President

George B. Irish                   Senior Vice President, Director; President: Hearst Newspapers
                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                 Senior Vice President, Director; President: Hearst Entertainment
                                  and Syndication Group Administrative Division, Hearst
                                  Communications, Inc.

Jodie W. King                     Vice President, Secretary

Harvey L. Lipton* (2)             Director

Richard P. Malloch                Vice President; President: Hearst Business Media Group
                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)       Director, Vice President; Managing Director: The National Magazine
                                  Co., Ltd.

Gilbert C. Maurer* (2)            Director

Mark F. Miller*                   Director, Vice President; Executive Vice President: Hearst
                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)              Vice President;  Executive Vice President: Hearst Entertainment and
                                  Syndication Group Administrative Division, Hearst Communications,
                                  Inc.

Raymond J. Petersen*              Director; Executive Vice President: Hearst Magazines Division,
                                  Hearst Communications, Inc.

Virginia Hearst Randt*            Director

Debra Shriver                     Vice President

Alfred C. Sikes                   Vice President; President: Hearst Interactive Media Division,
                                  Hearst Communications, Inc.

Jonathan E. Thackeray             Vice President


Hearst
------

George R. Hearst, Jr.*            Chairman of the Board, Chairman of Executive Committee,
                                  Director

Frank A. Bennack, Jr.*            President, Chief Executive Officer, Director

Victor F. Ganzi*                  Executive Vice President, Chief Operating Officer,
                                  Director

James M. Asher                    Senior Vice President, Chief Legal and Development Officer

David J. Barrett (1)              Director; President and Chief Executive Officer: Hearst-Argyle
                                  Television, Inc.

Cathleen P. Black                 Senior Vice President, Director; President: Hearst Magazines
                                  Division, Hearst Communications, Inc.

Millicent H. Boudjakdji*          Director

John G. Conomikes*                Senior Vice President, Director

Richard E. Deems* (2)             Director

Ronald J. Doerfler                Senior Vice President, Chief Financial Officer, Treasurer

George J. Green                   Vice President; President: Hearst Magazines International Division,
                                  Hearst Communications, Inc.

Austin Hearst (3)                 Director; Vice President: Hearst Entertainment Distribution
                                  Division, Hearst Entertainment, Inc.

John R. Hearst, Jr.*              Director

William R. Hearst, III* (4)       Director; Partner: Kleiner, Perkins, Caufield & Byers

Thomas J. Hughes                  Vice President

George B. Irish                   Senior Vice President, Director; President: Hearst Newspapers
                                  Division, Hearst Communications, Inc.

Raymond E. Joslin                 Senior Vice President, Director; President: Hearst Entertainment
                                  and Syndication Group Administrative Division, Hearst
                                  Communications, Inc.

Jodie W. King                     Vice President, Secretary

Harvey L. Lipton* (2)             Director

Richard P. Malloch                Vice President; President: Hearst Business Media Group
                                  Administrative Division, Hearst Communications, Inc.

Terence G. Mansfield (5)(6)       Director, Vice President; Managing Director: The National Magazine
                                  Co., Ltd.

Gilbert C. Maurer* (2)            Director

Mark F. Miller*                   Director, Vice President; Executive Vice President: Hearst
                                  Magazines Division, Hearst Communications, Inc.

Bruce L. Paisner (3)              Vice President; Executive Vice President: Hearst Entertainment and
                                  Syndication Group Administrative Division, Hearst Communications,
                                  Inc.

Raymond J. Petersen*              Director; Executive Vice President: Hearst Magazines Division,
                                  Hearst Communications, Inc.

Virginia Hearst Randt*            Director

Debra Shriver                     Vice President

Alfred C. Sikes                   Vice President; President: Hearst Interactive Media Division,
                                  Hearst Communications, Inc.

Jonathan E. Thackeray             Vice President


----------------------------------
(1)      888 Seventh Avenue
         New York, NY 10106

(2)      Self-employed, non-employed or retired

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House
         72 Broadwick Street
         London, England W1 2BP